

24001444

~~Washington, D.C. 20549~~

N

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23280

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/2023** AND ENDING **06/30/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FMSbonds, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4775 Technology Way

(No. and Street)

Boca Raton	**FL**	**33431**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Seligsohn	**561-368-5284**	**mseligsohn@fmsbonds.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin & Co., P.A.

(Name – if individual, state last, first, and middle name)

3310 Mary St., Suite 501	**Miami**	**FL**	**33133**
(Address)	(City)	(State)	(Zip Code)
10/16/2003		**137**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael Seligsohn_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __FMSbonds, Inc._____, as of __6/30_____, 2_024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FMSBONDS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 11



KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
FMSbonds, Inc.
Boca Raton, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FMSbonds, Inc. as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FMSbonds, Inc. as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FMSbonds, Inc.'s management. Our responsibility is to express an opinion on FMSbonds, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FMSbonds, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co., P.A.

We have served as FMSbonds, Inc.'s auditor since 1989.

Miami, Florida
August 28, 2024



FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

CASH, including $251,032 segregated for exclusive benefit of customers (Note 9)	$	2,154,626
RESTRICTED CASH		2,440,000
RECEIVABLE FROM BROKERS AND DEALERS		1,234,269
RECEIVABLE FROM CUSTOMERS		8,929,125
SECURITIES OWNED, AT FAIR VALUE (NOTES 3, 5 AND 9)		184,450,008
BOND INTEREST AND REDEMPTIONS RECEIVABLE		2,001,421
PROPERTY AND EQUIPMENT, NET (NOTE 2)		725,318
OTHER ASSETS (NOTE 4)		4,622,631
	$	206,557,398

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Collateral loan credit facilities (Note 5)	$	99,939,000
Payable to brokers and dealers		3,284,950
Payable to customers		580,209
Securities sold, but not yet purchased, at fair value (Notes 3 and 9)		341,273
Stockholders' distribution payable		2,000,000
Accounts payable and accrued liabilities (Note 7)		17,829,146
Derivative contracts (Notes 3 and 10)		135,259
Total liabilities		124,109,837

LEASE COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS' EQUITY (NOTE 11)		82,447,561
	$	206,557,398

FMSbonds, Inc.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the "Company"), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission, and in an administrative capacity, earning fees for administrative services rendered, and in its capacity as underwriter for various municipal securities offerings.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis. All securities are carried at fair value with the resulting difference between cost and fair value included in trading profits in the statement of operations.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

3

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (Continued)

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value measurements to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Municipal Bonds and Certificates of Deposit. The fair value of municipal bonds and certificates of deposit is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds and certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and credit ratings as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Total Return Swaps and Interest Rate Swaps. Total return swaps and interest rate swaps are traded on the OTC market. The fair value of OTC total return swaps and interest rate swaps is derived using a pricing model that is widely accepted by marketplace participants. OTC total return swaps and interest rate swaps are categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	7 years
Transportation equipment	5 years

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Leases

The Company's leases for office space are classified as operating leases and comprise the right-of-use ("ROU") assets and lease liability in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding ROU asset are initially recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses and real estate taxes. These costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and liabilities, the Company used its 3.0% incremental borrowing rate as of the lease commencement date. The subsequent measurement of the lease results in the recognition of a single lease expense amount that is recorded on a straight-line basis over the lease term.

Loans and Advances to Employees

Loans and advances to employees are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Income Taxes (Continued)

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Restricted Cash

If the Company has a requirement under the reserve computation, that amount of the minimum deposit required by the regulation would be considered restricted cash. While there was a balance in the special reserve account at June 30, 2024, there was no minimum deposit requirement needed.

The Company also considers cash collateral posted with counterparties for open derivative contracts (Note 10) to be restricted cash. As of June 30, 2024, the balance of collateral posted with Morgan Stanley was $2,440,000. This balance is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used.

Offsetting of Amounts Related to Derivative Contracts

The Company has elected not to offset fair value amounts recognized for cash collateral receivables against fair value amounts recognized for derivative positions executed with the same counterparty under the same master netting agreement.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2024 consisted of the following:

Furniture and fixtures	$ 929,775
Office equipment	1,330,757
Leasehold improvements	1,981,990
	4,242,522
Less: accumulated depreciation and amortization	(3,517,204)
	$ 725,318

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2024:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities Owned				
Certificates of deposit	$ -	$ 1,707,534	$ -	$ 1,707,534
Corporate bonds	-	1,086,149	-	1,086,149
Municipal bonds:				
Insured	-	19,003,849	-	19,003,849
Uninsured	-	162,652,476	-	162,652,476
Total municipal bonds	-	181,656,325	-	181,656,325
	$ -	$ 184,450,008	$ -	$ 184,450,008
LIABILITIES, at fair value				
Securities Sold, But Not Yet Purchased				
Corporate bonds	$ -	$ 229,170	$ -	$ 229,170
Municipal bonds	-	112,103	-	112,103
Total securities sold, but not yet purchased	$ -	$ 341,273	$ -	$ 341,273
Derivative contracts	$ -	$ 135,259	$ -	$ 135,259

NOTE 4. OTHER ASSETS

Other assets at June 30, 2024 consisted of the following:

Prepaids	$	492,481
Deposits		143,837
Other receivables		786,035
Employee loans receivable		3,200,278
	$	4,622,631

NOTE 5. COLLATERAL LOAN FACILITIES

The Company has a collateral loan credit facility with its primary clearing broker in New York, Bank of New York Mellon (BNY Mellon). This credit facility provides for borrowings up to $100,000,000 and is due on demand. Borrowings are collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. At June 30, 2024, the loan balance was $99,939,000 and bears interest at 6.75%.

Additionally, the Company has a secondary brokerage credit agreement with U.S. Bank National Association (U.S. Bank). This credit facility provides for borrowings up to $50,000,000 and is due on demand. The collateral loan credit facility due to U.S. Bank is collateralized in the same manner as amounts due to the clearing broker. The collateral is pledged to U.S. Bank and held at the Depository Trust Company. There was no outstanding balance at June 30, 2024.

NOTE 6. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment and office facilities.

On July 1, 2024, the Company modified two non-cancelable, related party leases for office facilities originally expiring on June 30, 2024, modified to expire in June 2029 and accordingly to be presented as ROU assets and liabilities for such periods. The monthly base rental payments amount to approximately $89,000, subject to annual escalations.

Contingencies

The Company is party to legal proceedings arising in the ordinary course of business. In the opinion of management, based on a review with legal counsel, the Company does not believe that these matters will have a material effect on the Company's financial position or operating results.

NOTE 7.   EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2024, the Company had accrued approximately $244,000 for this plan.

The Company maintains a non-qualified Supplemental Employees' Retirement Plan ("SERP"). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employees' salary and years of employment. At June 30, 2024, the Company had accrued approximately $9,925,000 for the SERP based on approximately $11,494,000 of fully vested, gross future benefits. The weighted average discount rate used to determine benefit obligations and benefit costs as of June 30, 2024 and the year then ended was 3.00%. The SERP participants are considered to be general creditors of the Company, and there are no segregated or specifically designated plan assets. These accruals are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 8.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2024, the Company's "Net Capital" was $40,992,301 which exceeded requirements by $39,459,482. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.56 to 1 at June 30, 2024.

NOTE 9.   CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $341,273 at June 30, 2024. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the fair value in the accompanying statement of financial condition. Additionally, the securities owned and cash on deposit with clearing firms serve as collateral for this short-sale liability.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by BNY Mellon and the Depository Trust Company. At June 30, 2024, a majority of securities owned are held by these entities.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (Continued)

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits, which amount to $1,904,626 at June 30, 2024.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10. DERIVATIVE INSTRUMENTS

The Company enters into total return swaps and interest rate swaps to hedge against unfavorable changes in the value of its investments, and to protect against adverse movements in interest rates or credit performance with counterparties. Generally, a swap contract is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified notional amount of the underlying assets. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

The fair value of open swaps reported in the statement of financial condition may differ from that which would be realized in the event the Company terminated its position in the contract. Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the aggregate fair value of swap contracts in an unrealized gain position as well as any collateral posted with the counterparty. The risk is mitigated by having a master netting arrangement between the Company and the counterparty and by the posting of collateral by the counterparty to the Company to cover the Company's exposure to the counterparty. Therefore, the Company considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in the fair value of the underlying investments.

The following table lists fair value of derivatives by contract type as included in statement of financial condition. Balances are presented on a gross basis, without impact of counterparty and collateral netting.

Primary Underlying Risk	Number of Contracts	Notional Amount	Derivative Assets	Derivative Liabilities
Interest Rate Risk				
Total return swap and interest rate swap contracts	7	$ 25,000,000	$ -	$(135,259)

NOTE 11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 28, 2024, which is the date the financial statements were issued. Subsequent to June 30, 2024, the Company processed $1,200,000 of stockholders' distributions pertaining to income that was earned subsequent to June 30, 2024.